                        UNITED STATES               OMB APPROVAL
             SECURITIES AND EXCHANGE COMMISSION     OMB NUMBER: 3235-0058
                    Washington, D.C. 20549          Expires: May 31, 1997
                                                    Estimated average burden
                         FORM 12b-25                hours per response....2.50


                                                    SEC File Number   1-11150
                                                                    ------------

                                                    CUSIP Number     917272 304
                                                                    ------------

                          NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K   [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q SB  [ ] Form N-SAR

    For Period Ended:                      March 31, 1997
                      --------------------------------------------------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
                                     -----------------------------------------

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

------------------------------------------------------------------------------

                       PART I -- REGISTRANT INFORMATION

                            UROHEALTH SYSTEMS, INC.
------------------------------------------------------------------------------
Full Name of Registrant


------------------------------------------------------------------------------
Former Name if Applicable

                            5 Civic Plaza, Suite 100
------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

                            Newport Beach, CA 92660
------------------------------------------------------------------------------
City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]        (a)     The reasons described in reasonable detail in Part
                            III of this form could not be eliminated without unreasonable effort or expense;

         [X]        (b)     The subject annual report, semi-annual report,
                            transition report on Form 10-K, Form 20-F, Form
                            11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [X]        (c)     The accountant's statement or other exhibit required
                            by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

The Company has been in discussions with its auditors during the year-end audit process with respect to issues relating to deferral of revenue recognition on distributor initial stocking orders and introductory shipments of a new product. The resolution of these issues has delayed the completion of the Annual Report on Form 10-K for the year ended March 31, 1997.

                                                 (ATTACH EXTRA SHEETS IF NEEDED)

                                                              SEC 1344 (11/91)

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                        Michael L. Hawkins                     714               668-5858
                 ---------------------------------------    -----------      ------------------
                              (Name)                        (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
                 ------------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Attachment B.

                            UROHEALTH SYSTEMS, INC.
------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   June 30, 1997                      By   Charles A. Laverty
     ---------------------------            ----------------------------------
                                            Charles A. Laverty,
                                            Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION
------------------------------------------------------------------------------
           Intentional misstatements or omissions of fact constitute
                Federal Criminal Violations (See 18 U.S.C. 1001)
------------------------------------------------------------------------------



                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240,12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T.

                          ATTACHMENT A TO FORM 12b-25
                                       OF
                            UROHEALTH SYSTEMS, INC.
                                 JUNE 30, 1997


                       [LETTERHEAD OF ERNST & YOUNG LLP]

                                 June 30, 1997

Mr. Charles A. Laverty
Chief Executive Officer
Urohealth Systems, Inc.
5 Civic Plaza, Suite 100
Newport Beach, CA 92660

Dear Mr. Laverty:

In accordance with the notification to the Securities and Exchange Commission on Form 12b-25 of Urohealth Systems, Inc.'s inability to timely file its annual report on Form 10-K for the year ended March 31, 1997, the factors described in the succeeding paragraph make impractical submission of our report as of a date which will permit timely filing of your fiscal 1997 annual report to the Commission.

Our audit has identified issues that require adjustment of the Company's unaudited consolidated financial statements for the year ended March 31, 1997 and restatement of the unaudited interim consolidated financial statements for each of the first three quarters of fiscal 1997. Such matters include: deferral of revenue recognition for introductory shipments of the Company's new EndoView video endoscopy system made in the first and second quarters of fiscal 1997; deferral of revenue recognition on initial stocking orders made to distributors in the third and fourth quarters of fiscal 1997; and reduction of the carrying value of certain inventories at each quarter-end of fiscal 1997. As a result of the time required to identify and quantify these as well as other adjustments, all necessary auditing procedures have not been completed.

You are authorized to attach a copy of this letter as an exhibit to Form 12b-25 to the Securities and Exchange Commission.

                                        Very truly yours,



                                        /s/  Ernst & Young LLP

                          ATTACHMENT B TO FORM 12b-25
                                       OF
                            UROHEALTH SYSTEMS, INC.
                                 JUNE 30, 1997


RESPONSE TO ITEM (3) OF PART IV:

Attached is a press release issued by the Registrant with respect to its financial results for the year-ended March 31, 1997:

                                        For: UROHEALTH Systems, Inc.

                                    Contact: Charles A. Laverty
                                             Chairman & Chief Executive Officer
                                             UROHEALTH Systems, Inc.
                                             (714) 668-5858

                         Investor Relations: Betsy Brod/Karen Kruza
                                             Press: Richard Dukas
                                             Morgen-Walke Associates
                                             (212) 850-5600

FOR IMMEDIATE RELEASE
---------------------

                UROHEALTH SYSTEMS, INC. REPORTS YEAR END RESULTS

        NEWPORT BEACH, CA, JULY 1, 1997 - UROHEALTH SYSTEMS, INC. (NASDAQ:
UROH) today announced financial results for the twelve months ended March 31, 1997 and expected revenues for the first quarter of fiscal 1998.

        Revenues for the fiscal year increased 60.2% to $90.7 million from $56.6 million in the prior year. The Company's results reflect several acquisition, restructuring, financing and inventory charges totaling $73.7 million as compared to similar charges of $13.2 million in the prior year. Inclusive of these charges, the Company reported a net loss attributable to common stockholders of $89.2 million, or $4.59 per share, as compared to a net loss of $30.2 million, or $2.03 per share a year ago.

        As previously reported, results for fiscal 1997 were lower than expected due to a change in the timing of the recognition of revenues associated with initial stocking orders to distributors for products shipped by the Company's surgical division and new video endoscopy products shipped during fiscal 1997. As a result, the Company will defer recognition of revenue aggregating $900,000; $1.3 million; $2.7 million; and $11.7 million related to net shipments in the first through fourth quarters of fiscal 1997, respectively. The Company will recognize revenue for re-stocking distributor orders on an accrual basis going forward and expects to recognize the $15.2 million for initial stocking orders in subsequent periods of the current fiscal year. Additionally, UROHEALTH, in agreement with its auditors, will not recognize $1.4 million in EndoView sales shipped in 1997, but will recognize these revenues as payment is made by the hospitals for the product. The first three quarters of fiscal 1997 have been restated to show the effects of these adjustments.

        The Company stated that based on information to date, it currently expects to report revenues in the range of $24 million to $26 million for the first quarter ending June 30, 1997. This revenue level is lower than previously anticipated due to a slower than expected order flow in the surgical division from recently signed group purchasing organization agreements.


                                    - more-

        "While our performance for the year was complicated by one time charges and revenue timing issues, we remain confident in the long-term prospects for UROHEALTH. Through seven acquisitions and a number of research and development projects, some of which will be commercially available later this year, we have strengthened each of our business platforms," commented Chairman, President and CEO Charles Laverty.

        "The Microsurge transaction was an important strategic fit for the Company. The extensive line of reposable products for minimally invasive surgery that we acquired, combined with the existing products in our surgical division, have allowed us to market to large group purchasing organizations and to offer customers additional options such as pre-packaged custom and standard surgical kits.

        "In addition to the products acquired from Microsurge, the Company obtained a product supply agreement with Tenet as part of the transaction. This contract, combined with the agreements with Voluntary Hospitals of America, Premier Inc. and our recently announced product arrangement with HealthSouth Corporation, gives UROHEALTH purchasing agreements with four of the six major group purchasing organizations.

        "Over the past two years, we have created a strong business foundation for UROHEALTH and today are solidly positioned with both products and customers, to take advantage of the changing demographics in healthcare that have driven our business."

        UROHEALTH Systems, Inc. is a designer, manufacturer and marketer of disease specific urological, gynecological and general surgery medical products for the health care market.


This press release contains, in addition to historical information, forward-looking statements that involve risks and uncertainties. These include statements regarding the Company's growth and expansion plans and expected results for the first quarter of fiscal 1998. Such statements are based on management's current expectations and are subject to a number of uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that may cause such a difference include, but are not limited to, those described in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 1996 and in the Company's S-3 effective November 13, 1996.

                               (tables to follow)

                            UROHEALTH SYSTEMS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
        (UNAUDITED, DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)

                                                      12 Months   12 Months
                                                        Ended       Ended
                                                      March 31,   March 31,
                                                        1997         1996
                                                     ---------    ---------
Net sales                                            $  90,695     $ 56,630
Cost of sales                                           41,083       19,837
                                                     ---------     --------
Gross profit                                            49,612       36,793

Operating expenses:
  Research and development                               4,997        3,881
  Selling, general and administrative                   57,691       47,977
  Merger and acquisition costs                           3,600        5,083
  Write-off of purchased research
    and development                                     47,232           --
  Restructuring charge                                  12,000        5,456
                                                     ---------     --------
Total operating expenses                               125,520       62,397
                                                     ---------     --------

Income (loss) from operations                          (75,908)     (25,604)

Other income (expense):
  Minority interest consisting of accrued
    dividends on preferred stock of subsidiary             (25)         (70)
  Interest income                                          339          170
  Interest expense                                      (8,143)      (1,165)
  Other                                                     --         (110)
                                                     ---------     --------

Income (loss) before taxes and
  extraordinary item                                   (83,737)     (26,779)
Income tax expense (benefit)                              (227)         748
                                                     ---------     --------
Income (loss) before extraordinary item                (83,510)     (27,527)

Extraordinary item                                       2,973           --
                                                     ---------     --------
Net income (loss)                                    $ (86,483)    $(27,527)
                                                     =========     ========
Income (loss) per share:
  Net income (loss)                                  $ (86,483)    $(27,527)
  Inducement and dividends and accretion
    on redeemable convertible stock                      2,694        2,672
                                                     ---------     --------
Net loss attributable to common stockholders         $ (89,177)    $(30,199)
                                                     =========     ========
Net income (loss) per share                          $   (4.59)    $  (2.03)
                                                     =========     ========
Primary weighted average number of common shares
  used to compute income (loss) per share               19,419       14,881
                                                     =========     ========

                            UROHEALTH SYSTEMS, INC.

                     CONDENSED CONSOLIDATED BALANCE SHEETS
                       (Unaudited, dollars in thousands)


                                              March 31, 1997    March 31, 1996
                                              --------------    --------------
ASSETS
Current assets                                   $ 49,884            $20,693
Property, plant and equipment, net                 26,339              9,084
Other assets                                       61,409              3,578
                                                 --------            -------

  TOTAL ASSETS                                   $137,632            $33,355
                                                 ========            =======

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities                              $ 48,643            $23,034
Long term liabilities                             103,500             14,899
Stockholders' equity                              (14,511)            (4,578)
                                                 --------            -------
  TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY     $137,632            $33,355
                                                 ========            =======

                            UROHEALTH SYSTEMS, INC.

                CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
              (DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)



                                         3 Months Ended        3 Months Ended         3 Months Ended
                                          June 30, 1996       September 30, 1996    December 31, 1996
                                        -----------------    -------------------    ------------------
                                        Original             Original               Original
                                        Reported  Restated   Reported   Restated    Reported  Restated
                                        --------  --------   --------   --------    --------  --------
Net sales                               $16,892   $16,027    $ 21,388   $ 20,064    $29,684   $26,995
Cost of sales                             5,257     5,249       7,025      6,958     10,911    10,788
                                        -----------------    -------------------    -----------------
Gross profit                             11,635    10,778      14,363     13,106     18,773    16,207
Operating expenses:
  Research and development                  343       343         611        611      1,195     1,195
  Selling, general and administrative     9,106     9,106      10,689     10,689     12,742    12,742
  Merger and acquisition costs                -         0           -          0          -         -
  Write-off of purchased research and
    development                               -         -      25,500     25,500          -         -
  Restructuring charge                        -         -       4,000      4,000          -         -
                                        -----------------    -------------------    -----------------
Total operating expenses                  9,449     9,449      40,800     40,800     13,937    13,937
                                        -----------------    -------------------    -----------------
Income (loss) from operations             2,186     1,329     (26,437)   (27,694)     4,836     2,270

Other income (expense):
  Minority interest consisting of
    accrued dividends on preferred
    stock of subsidiary                     (18)      (18)        (18)       (18)       (18)      (18)
  Interest income                            51        51          96         96         93        93
  Interest expense                         (961)     (961)     (1,724)    (1,747)    (2,179)   (2,226)
  Other                                       -         -           -          -          -         -
                                        -----------------    -------------------    -----------------
Net income (loss) before taxes and
  extraordinary item                      1,258       401     (28,083)   (29,363)     2,732       119
Income tax expense (benefit)                  -         -        (377)      (377)         -         -
                                        -----------------    -------------------    -----------------
Net income (loss) before
  extraordinary item                      1,258       401     (27,706)   (28,986)     2,732       119
Extraordinary item                        2,973     2,973           -          -          -         -
                                        -----------------    -------------------    -----------------
Net income (loss)                       $(1,715)  $(2,572)   $(27,706)  $(28,986)   $ 2,732   $   119
                                        =================    ===================    =================
Income (loss) per share:
  Net income (loss)                     $(1,715)  $(2,572)   $(27,706)  $(28,986)   $ 2,732   $   119
  Inducement & dividends and
    accretion on redeemable
    convertible preferred stock             398       398           -          0          -         0
                                        -----------------    -------------------    -----------------
  Net loss attributable to
    common stockholders                 $(2,113)  $(2,970)   $(27,706)  $(28,986)   $ 2,732   $   119
                                        =================    ===================    =================
  Net income (loss) per share           $ (0.16)  $ (0.22)   $  (1.80)  $  (1.88)   $  0.15   $  0.01
                                        =================    ===================    =================
Primary weighted average number of
  common shares used to compute
  income (loss) per share                13,442    13,442      15,430     15,430     18,782    18,782
                                        =================    ===================    =================

                            UROHEALTH SYSTEMS, INC.
                                 BALANCE SHEETS
         (UNAUDITED DOLLARS IN THOUSANDS, EXCEPT FOR PER SHARE AMOUNTS)


                                           June 30, 1996         September 30, 1996      December 31, 1996
                                        --------------------    --------------------    -------------------
                                        Original                Original                Original
                                        Reported    Restated    Reported    Restated    Reported   Restated
                                        --------    --------    --------    --------    --------   --------
ASSETS
Current assets:
  Cash and equivalents                  $  3,603    $  3,603    $  1,511    $  1,511    $  2,272   $  2,272
  Short-term investments                       -           -           -           -           -          -
  Receivables, net of allowance for
    doubtful accounts                     11,113      10,248      17,006      15,682      24,958     22,269
  Inventories                              8,991       8,999      17,134      17,201      21,373     21,496
  Prepaids and deposits                    2,063       2,063       4,063       4,063       3,307      3,307
  Income tax receivable                        -           -         377         377         377        377
  Deferred debt issuance costs                 -           -           -           -           -          -
                                        --------------------    --------------------    -------------------
Total current assets                      25,770      24,913      40,091      38,834      52,287     49,721

Property and equipment, net               11,598      11,598      23,692      23,692      24,785     24,785
Patents and intangibles, net of
  accumulated                              4,581       4,581       4,490       4,490       6,264      6,264
Deposits and other assets                    867         867       1,415       1,415       2,609      2,609
Deferred debt issue costs                  4,940       4,940       5,854       5,854       5,727      5,727
Goodwill                                   7,240       7,240      42,266      42,266      42,081     42,081
                                        --------------------    --------------------    -------------------
                                        $ 54,996      54,139    $117,808     116,551    $133,753    131,187
                                        --------------------    --------------------    -------------------
LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable and accrued
    expenses                              10,298      10,298      14,052      14,075      12,067     12,114
  Compensation and employee benefits         645         645       2,141       2,141       3,026      3,026
  Restructuring accrual                    2,141       2,141       2,593       2,593       1,810      1,810
  Revolving lines of credit                    -           -      15,000      15,000      16,500     16,500
  Current portion of notes payable
    and capital                              872         872         310         310         521        521
                                        --------------------    --------------------    -------------------
Total current liabilities                 13,956      13,956      34,096      34,119      33,924     33,971
Long-term liabilities:
  Notes payable                               65          65       6,023       6,023       6,000      6,000
  Bank term loan                               -           -      20,000      20,000      13,500     13,500
  Capital leases                             181         181         150         150         152        152
  Deferred Compensation                       28          28          28          28          29         29
  Other liabilities                          256         256         113         113          98         98
  Restructuring, less current portion        797         797       1,853       1,853       1,684      1,684
Minority interest in consolidated
  subsidiary                               1,090       1,090       1,109       1,109       1,126      1,126

Convertible subordinated debentures       34,300      34,300      50,000      50,000      50,000     50,000
Common stockholders' equity:
  Preferred stock, $0.001 par value
    Authorized shares - 5,000,000
    Issued and outstanding shares -            -           -           -           -           -          -
  Common Stock, $0.001 par value
    Authorized shares - 50,000,000
    Issued and outstanding shares -           14          14          16          16          19         19
  Warrants                                 5,217       5,217       5,217       5,217       5,217      5,217
  Additional paid-in capital              65,367      65,367      93,177      93,177     113,204    113,204
  Foreign currency adjustment                (88)        (88)        (82)        (82)        (41)       (41)
  Deficit                                (66,187)    (67,044)    (93,892)    (95,172)    (91,159)   (93,772)
                                        --------------------    --------------------    -------------------
Total common stockholders' equity          4,323       3,466       4,436       3,156      27,240     24,627
                                        --------------------    --------------------    -------------------
                                        $ 54,996      54,139    $117,808     116,551    $133,753    131,187
                                        ====================    ====================    ===================